SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                                MODEM MEDIA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

       Options granted under Modem Media, Inc. 2000 Stock Incentive Plan,
            Modem Media.Poppe Tyson, Inc. 1999 Stock Incentive Plan,
  Modem Media.Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan and
                 Vivid Holdings, Inc. 1999 Stock Incentive Plan to Purchase Common Stock, Par Value $.001 per Share, of Modem Media, Inc.
                         (Title of Class of Securities)

                                        *
                      (CUSIP Number of Class of Securities)

                                                             copies to:
     Sloane Levy, Esq.                                     Alan Dean, Esq.
     Modem Media, Inc.                                  Davis Polk & Wardwell
      230 East Avenue                                   450 Lexington Avenue
    Norwalk, CT  06855                                   New York, NY  10017
    Tel: (203) 299-7000                                  Tel: (212) 450-4000
 Facsimile: (203) 299-7461                            Facsimile: (212) 450-3800


                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)




 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

             [ ]  third party tender offer subject to Rule 14d-1.
             [X]  issuer tender offer subject to Rule 13e-4.
             [ ]  going-private transaction subject to Rule 13e-3.
             [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



*There is no trading market or CUSIP Number for the options. The CUSIP number for the underlying common stock is 607533106.

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 30, 2001 (the "Original Schedule TO") reports the final results of our offer to exchange certain options granted under each of the Modem Media, Inc. 2000 Stock Incentive Plan, Modem Media.Poppe Tyson, Inc. 1999 Stock Incentive Plan, Modem Media.Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan and Vivid Holdings, Inc. 1999 Stock Incentive Plan (the "Option Plans") to purchase shares of our common stock, par value $.001 per share, having an exercise price of greater than $6.00 per share, for new options that will be granted to purchase shares of our common stock under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated April 30, 2001 and the related Letter of Transmittal.


ITEM 4.  TERMS OF THE TRANSACTION

     Item 4 of the Original Schedule TO is hereby amended to add the following:

     The offer made pursuant to the Schedule TO expired at 12:00 midnight, Eastern time, on Friday, May 25, 2001. Pursuant to the offer, we accepted for exchange options to purchase 2,470,001 shares of our common stock, representing approximately 87% of the options that were eligible to be tendered in the offer (excluding options that were held by individuals whose employment with us terminated during the tender offer period). Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate of 2,470,001 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(F), indicating the number of shares of our common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of our common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.

     Officer/Director/Affiliate Transactions:

     We accepted for exchange under the offer options tendered by the following officers and directors:

                                                                                         Per Share
                                                                  Shares of Our Common   Exercise Price
                                                                  Stock Underlying       for Options
                                                                  Options Accepted for   Accepted for
Name                         Principal Position                   Exchange               Exchange (US$)
----                         ------------------                   --------------------   --------------

Gerald M. O'Connell          Chairman                             6,425                  15.56
                                                                  93,575                 15.56

Robert Beeby                 Director                             30,000                 17.88
                                                                  5,000                  17.94

Don Peppers                  Director                             35,000                 17.88
                                                                  5,000                  17.94

Joe Zimmel                   Director                             35,000                 17.88
                                                                  5,000                  17.94

Robert C. Allen, II          President and Chief Operating        6,425                  15.56
                                  Officer                         93,575                 15.56

John Nardone                 President, International             68,575                 15.56

Keryn Cerbone                Vice President, Controller           15,000                 15.50

Sloane Levy                  Senior Vice President,               16,000                 13.38
                             General Counsel & Human              40,000                 29.81
                             Resources                            20,000                 15.50


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.



                                                    Modem Media, Inc.

                                                    /s/ Marc C. Particelli
                                                    ----------------------------
                                                    Marc C. Particelli
                                                    Chief Executive Officer
Dated:  May 30, 2001